SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2003

PLACER DOME INC.

Suite 1600, 1055 Dunsmuir Street
P.O. Box 49330, Bentall Postal Station
Vancouver, British Columbia
Canada V7X 1P1

                Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                 Form 40-F    X

                Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                 No    X

PLACER DOME INC.

MATERIAL CHANGE REPORT

Form 53-901F - Securities Act (British Columbia)
Form 27 - Securities Act (Alberta)
Form 25 - Securities Act (Saskatchewan)
Form 27 - Securities Act (Ontario)
Securities Act (Quebec), section 73
Form 27 - Securities Act (Nova Scotia)
Form 26 - Securities Act (Newfoundland)

1.        Reporting Issuer

            Placer Dome Inc.
            P.O. Box 49330
            Bentall Postal Station
            1600 -1055 Dunsmuir Street
            Vancouver, British Columbia
            V7X 1P1

2.         Date of Material Change

            June 11, 2003

3.         Press Release

             A press release was issued by Placer Dome Inc. through the facilities of Canada NewsWire Limited (Canadian Disclosure Network), Vancouver and various other news dissemination facilities and publications on June 11, 2003.

4.         Summary of Material Change

            Placer Dome Inc., through its wholly owned subsidiary Placer Dome U.S. Inc., has doubled the measured and indicated mineral resource estimate at the Cortez Hills discovery in Nevada. The deposit is located within the Cortez joint venture, which is 60% owned and operated by Placer Dome U.S. Inc.

5.         Full Description of Material Change

            (all figures in US$ unless otherwise stated)

            Placer Dome Inc. (NYSE, TSX, ASX: PDG), through its wholly owned subsidiary Placer Dome U.S. Inc., has doubled the measured and indicated mineral resource estimate at the Cortez Hills discovery in Nevada. The deposit is located within the Cortez joint venture, which is 60% owned and operated by Placer Dome U.S. Inc.

             Since the discovery of Cortez Hills was announced on April 29, 2003, continued exploration drilling has identified additional resources of superior quality. Measured and indicated gold mineral resources have increased from 2.1 to 4.5 million ounces, and inferred mineral resources have increased from 0.9 to 1.0 million ounces (100%)*. Six drill rigs are active on the deposit to expand and delineate the new discovery, which remains open along strike and to the west.

             Cortez has also lowered cash and total cost projections for 2003, which are now expected to be in the range of $130 and $170 per ounce, respectively. For the sixth consecutive year, the Cortez joint venture is expected to produce over one million ounces of gold in 2003.

* Cortez Hills Mineral Resource Estimate as at June 10, 2003 (100% basis)
	Tonnes	Grade	Cut-off	Contained Oz.
Measured	10.0 mt	4.05 g/t	0.14 g/t	1,300,124
Indicated	28.5 mt	3.50 g/t	0.14 g/t	3,203,392
Total	38.5 mt	3.63 g/t	0.14 g/t	4,503,516

Inferred	17.3 mt	1.85 g/t	0.14 g/t	1,036,884

Each of the mineral resource estimates above was prepared by or under the supervision of Britton Buhl, P.E. and Technical Superintendent, Cortez Joint Venture, who is a qualified person as defined in NI 43-101. An independent review of the applied procedures for resource estimation was conducted by Marek Nowak of Nowak Consultants. Placer Dome is not aware of any environmental, permitting, legal, taxation, socio-political, marketing or other relevant issues which may materially affect this resource estimate. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

6.         Confidentiality

            This report is not being filed on a confidential basis.

7.        Omitted Information

           None.

8.        Senior Officers

           For further information:

           J. Donald Rose
           Executive Vice-President, Secretary and General Counsel
           Telephone: (604) 682-7082
           Facsimile: (604) 661-3703

9.        Statement of Senior Officer

           The foregoing accurately discloses the material change referred to herein.

            DATED at Vancouver, British Columbia this 11th day of June, 2003.

By: /s/ Geoffrey P. Gold
Geoffrey P. Gold
Vice-President, Assistant Secretary
and Associate General Counsel

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLACER DOME INC.
(Registrant)
By: /s/ Geoffrey P. Gold
Geoffrey P. Gold
Vice-President, Assistant Secretary
and Associate General Counsel

Date: June 11, 2003